
Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition


1. Organization and Nature of Business

Clarksons Platou Securities, Inc. (the "Company") engages primarily in providing corporate finance advisory services and the underwriting, distribution, and trading of equity and debt securities. The Company also engages in the following business activities: participating in underwritings of corporate debt securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans; including advisory services related thereto, and managing the private placement of exempt corporate and debt securities of U.S. insurance company investors. The Company participated in one firm commitment underwriting in 2015. As of the date of this report, the Company had not issued any proprietary research.

On February 2, 2015, the entire share capital of Clarksons Platou Securities ASA (formerly RS Platou ASA), the ultimate parent of Clarksons Platou Securities, Inc. (formerly RS Platou Markets, Inc.) was acquired by Clarksons PLC. In consideration for its shares, RS Platou ASA shareholders received 9,518,369 shares of Clarksons PLC, notes and cash. All necessary regulatory and stockholder approvals for the transaction have been received (the "Clarksons Transaction").

As a result of the Clarksons Transaction, the Company continues as a wholly owned subsidiary of Clarksons Platou AS (formerly RS Platou AS) (the "Parent") based in Norway. The Company is based in the United States and conducts business from its main office in New York City. The Company is a broker-dealer under the Securities Exchange Act of 1934 registered with the Securities and Exchange Commission ("SEC") effective November 4, 1992, and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") effective December 22, 1992.

On June 14, 2012, RS Platou Markets AS received 1,000 shares of common stock of the Company with a par value of $0.001 in exchange for a capital contribution of $1,000,000. On December 6, 2012, RS Platou Markets AS received 1,000 shares of common stock of the Company with a par value of $0.001 in exchange for an additional capital contribution of $1,000,000. On April 30, 2015, the Company received an additional capital contribution from its Parent of $2,000,000. No additional common stock was issued in connection with the 2015 capital contribution.


Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)


1. Organization and Nature of Business (Continued)

The Company clears all U.S. customer transactions on a fully disclosed basis through Pershing LLC ("Pershing"), an independent clearing firm. The Company is also a party to a chaperoning arrangement with its Parent, pursuant to which the Company chaperones certain activities of Clarksons Platou Securities AS in the U.S. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve

requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

2. Significant Accounting Policies Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management of the Company to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's cash is held by major financial institutions. At times, such amounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At December 31, 2015, the Company's cash exceeded the limit by $5,921,052.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is calculated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, using estimated useful lives of five years.

Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued) Receivables from Clearing Broker and from

Customers

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker. Receivables from customers consist of amounts due for research services and reimbursement of legal expenses. Receivables are periodically assessed for impairment.

Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Other assets consist primarily of prepaid expenses and other receivables. Accounts payable, accrued expenses, and other liabilities consist of annual bonuses, 401(k) benefit plan match liability, tax withholdings, amounts due to trade creditors and other accrued expenses.

Payables to Clearing Broker

Payables to clearing broker on the statement of financial condition consist of clearing fees and other related charges.

Revenues

The Company earns commission revenue from effecting trades in U.S. and non-U.S. equity securities.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses these costs.


Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)


2. Significant Accounting Policies (Continued) Revenues (Continued)

The Company also earns fees for corporate access research services provided to U.S. institutional customers in accordance with its chaperoning agreement with its Parent. Corporate access research services are typically not governed by contractual agreements.

Revenues earned for these services are recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority, and requires measurement of a tax position meeting the more- likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.


Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)


2. Significant Accounting Policies (Continued) New Accounting Pronouncements
Revenue – Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This comprehensive new revenue recognition standard, issued by the FASB and the International Accounting Standards Board (IASB), will supersede existing revenue guidance under US GAAP and IFRS. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today's guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The guidance is effective for annual periods beginning after December 15, 2017. The Company is currently assessing the impact that ASU No. 2014-09 will have on the Company's financial statements.

Income Statement – Extraordinary and Unusual Items

In January 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-01 *Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items*. This update eliminates from GAAP the concept of extraordinary items, which required that an entity separately classify, present and disclose events and transactions if they were unusual in nature and occur infrequently. The presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The update is effective for fiscal years beginning after December 15, 2015 with early adoption permitted provided the guidance is applied as of the beginning of the fiscal year of adoption. The update is not expected to have an impact on the Company's financial statements.


Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)


2. Significant Accounting Policies (Continued)

Presentation of Financial Statements – Going Concern

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements – Going Concern (Subtopic 205-04) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This ASU requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. If conditions or events indicate it is probable that an entity will be unable to meet its obligations as they become due within one year after the financial statements are issued, the update requires additional disclosures. The update is effective for periods beginning after December 15, 2016 with early adoption permitted. ASU 2014-15 is not expected to have an impact on the Company's financial statements.

3. Financial Instruments

At December 31, 2015, the Company did not own any financial assets or liabilities other than cash, and other assets and liabilities with short and intermediate term maturities and defined settlement amounts.

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

4. Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 28, 2011, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At December 31, 2015, the Company had $100,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.


Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)


5. Fixed Assets

At December 31, 2015, fixed assets consist of the following:

		Estimated Useful Life in Years
Furniture	$ 36,297	7
Equipment	80,800	5
Leasehold improvements	147,614	5
Total cost	264,711	
Less accumulated depreciation and amortization	(173,795)	
Total cost, net of accumulated depreciation and amortization	$ 90,916	

6. Commitments and Contingencies Leases

The Company subleases office space under a sublease agreement with Clarksons Platou Securities AS, dated November 24, 2011, which will expire on November 30, 2016.

At December 31, 2015, the future minimum lease payments are as follows:

2016	$ 415,966
2017	1,072,920
2018	1,072,920
2019	1,072.920
2020	1,072,920
Thereafter	6,705,750

Total $ 11,413,396

The Company entered into a lease agreement with an unrelated third party in December 2015. The lease agreement requires fixed monthly payments of approximately $89,410 ($1,072,920 per year) for the first five years, and approximately $96,861 ($1,162,330 per year) for the next five years. As the Company has not yet taken possession of the premises, pursuant to the lease agreement, the fixed payments have not commenced, and will not commence until 120 days after the Company has taken possession of the premises. The Company expects to take possession of the leased premises on or about July, 1, 2016; therefore, future minimum lease payments for this lease are disclosed above starting November 1, 2016.


Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)


6. Commitments and Contingencies (Continued) Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2015, no amounts were recorded under such agreement as no loss exists.

7. Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2015, the Company had net capital of $3,801,666, which exceeded the regulatory requirement by $3,551,666.

Advances to affiliates, dividend payments and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at Pershing, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and Pershing, which require, among other things, that Pershing perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in U.S. securities which are cleared on a fully disclosed basis through its clearing broker, Pershing. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption with respect to its chaperoning activities under SEC Rule 15a-6.


Clarksons Platou Securities, Inc.


(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)

8. Related-Party Transactions

The Company entered into an expense sharing arrangement with RS Platou Markets AS (the "Parent") during 2013. The expense sharing agreement continues with Clarksons Platou Securities AS, after the Clarksons Transaction. Based on the terms of the agreement, the Parent is to provide accounting and administrative expenses, IT expenses, errors & omissions and directors & officers insurance, research services and any other reasonable services requested by the Company. The Company recorded a payable of $31,483 as of December 31, 2015, which is reported as Intercompany payable in the Statement of Financial Condition.

The Company also earns fees for chaperoning corporate finance underwriting provided to U.S. institutional customers in accordance with its chaperoning agreement with the Parent. As of December 31, 2015, the Company recorded a receivable related to these activities of $15,762 in the Statement of Financial Condition. The remaining other intercompany receivables of $1,138,722 as of December 31, 2015, consists of amounts due from affiliates within Clarksons PLC (the "Group") to facilitate the payment of bonuses ($1,073,800) to US employees of other affiliates of the Group, and amounts advanced ($64,922) to other entities in the Group for various purposes.

9. Concentration of Credit Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with Pershing. The Company's Clearing Agreement with Pershing provides that Pershing's credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

10. Income Taxes

The Company operates as a "C" Corporation and is therefore subject to federal, state and local income taxes within its operating jurisdictions. Prepaid income taxes of $271,583 represent amounts paid in excess of estimated tax liabilities and refundable income taxes of $86,000 represent amounts due from the carry back of net operating losses incurred prior to February 2, 2015 (the effective date of the Clarksons Transaction), and are included in the Statement of Financial Condition as Prepaid and refundable income taxes as of December 31, 2015.

Clarksons Platou Securities, Inc.
(Formerly RS Platou Markets, Inc.)

Notes to Statement of Financial Condition (Continued)

10. Income Taxes (Continued)

The Company considers the need for a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are more likely than not to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including

scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Based on this evaluation, the valuation allowance was increased from $502,760 to $882,162 as of December 31, 2015.

The Company's deferred taxes at December 31, 2015 were as follows:

Deferred tax assets, net of deferred tax liabilities of $8,713 $ 882,162 Valuation allowance (882,162) Deferred tax assets, net $ -

The Company's gross deferred tax assets related principally to net operating losses and bonus compensation, while the gross deferred tax liabilities were primarily attributable to depreciation.

As of December 31, 2015, the Company has federal, state and local net operating loss carry forwards of approximately $919,000, $1,310,000 and $1,437,000 respectively.

At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities resulting from uncertain tax positions. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change in the next 12 months.

The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by the tax authorities. There are presently no ongoing income tax examinations.